SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

NAVIGANT INTERNATIONAL, INC.

(Name of Issuer)

NAVIGANT INTERNATIONAL, INC. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

4.875% Convertible Subordinated Debentures due 2023

(Title of Class of Securities)

63935RAA6 (Restricted)

63935RAB4 (Unrestricted)

(CUSIP Number of Class of Securities)

Robert C. Griffith

84 Inverness Circle East

Englewood, Colorado 80112

Telephone: (303) 706-0800

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Mark R. Levy

Holland & Hart LLP

Suite 3200

555 Seventeenth Street

Denver, CO 80202

Telephone: (303) 295-8073

CALCULATION OF FILING FEE

Transaction Valuation(a)	Amount of Filing Fee(b)
$72,000,000 aggregate original principal amount	$8,474.40

(a)	Estimated solely for the purpose of determining the filing fee, the transaction value is based upon the book value of the securities to be received by the acquiring person computed as of the latest practicable date prior to the date of filing.

(b)	The amount of the filing fee equals $117.70 for each $1,000,000 of the value of the transaction.

☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the solicitation by Navigant International, Inc., a Delaware corporation, (“Navigant” or the “Company”) of consents, upon the terms and subject to the conditions set out in the consent solicitation statement (the “Statement”) and in the accompanying consent form (the “Consent Form” and, together with the Statement, the “Solicitation Documents”), to (i) amend reporting requirements (the “Reporting Amendment”) in the indenture dated as of November 7, 2003 (the “Indenture”) between us and Wells Fargo Bank, National Association (successor by merger to Wells Fargo Bank Minnesota, N.A.), as trustee (the “Trustee”), pursuant to which our 4.875% Convertible Subordinated Debentures due 2023 (the “Debentures”) were issued, (ii) amend the Indenture to add a certain make-whole provision (the “Make-Whole Amendment”) and (iii) waive (the “Waiver”) the existing defaults under the Indenture (collectively, the “Solicitation”).

Navigant’s offer is being made upon the terms and subject to the terms set forth in the Consent Solicitation Statement dated June 23, 2005 (the “Statement”) and the accompanying Consent Form copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) respectively. The information contained in the Solicitation Documents is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

The information set forth under “Summary” in the Statement is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Navigant International, Inc. (“Navigant”). Navigant’s principal executive offices are located at 84 Inverness Circle East, Englewood, Colorado 80112, and the telephone number is (303) 706-0800.

(b) As of June 17, 2005, the aggregate outstanding principal amount of Navigant’s 4.875% Convertible Subordinated Debentures due 2023 was $72,000,000 (the “Debentures”).

(c) The information set forth under “Navigant International, Inc.—Market for the Debenture and Navigant Common Stock” in the Statement is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Navigant is the filing person. The business address and business telephone number of Navigant is stated in Item 2(a) above. The information set forth under “Navigant International, Inc.—Directors and Executive Officers” in the Statement is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the following sections in the Statement is incorporated herein by reference:

•	“Summary;”

•	“Purpose and Effect of the Solicitation;”

•	“The Reporting Amendment and Waiver;”

•	“The Make-Whole Amendment;”

•	“The Solicitation;” and

•	“Certain United States Federal Income Tax Consequences.”

(b) No consents are to be solicited from any officer, director or affiliate of Navigant. The information set forth under “Navigant International, Inc.—Interests of Our Directors, Executive Officers and Affiliates in the Debentures” in the Statement is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth under “The Solicitation—Letter Agreements” and “Navigant International, Inc.—Interests of Our Directors, Executive Officers and Affiliates in the Debentures” in the Statement is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth under “Summary” and “Purpose and Effect of the Solicitation” in the Statement is incorporated herein by reference.

(b) No securities will be acquired in this transaction.

(c) The information set forth under “Navigant International, Inc.—Plans of Proposals of Navigant” and “Risk Factors—If we are unable to maintain our Nasdaq National Market listing, the liquidity of our common stock would be seriously limited.” in the Statement is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Not applicable.

(b) Not applicable.

(d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth under “Navigant International, Inc.—Interests of Directors, Executive Officers and Affiliates of Navigant in the Debentures” in the Statement is incorporated herein by reference.

(b) Not applicable

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Not applicable.

Item 10. Financial Statements.

(a) Not material.

(b) Not material.

Item 11. Additional Information.

(a) Not applicable.

(b) The information set forth in the Consent Solicitation Statement and the Consent Form, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) respectively hereto, as each may be amended from time to time, is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(i)	Consent Solicitation Statement dated June 23, 2005.

(a)(1)(ii)	Consent Form dated June 23, 2005.

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 23, 2005.

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 23, 2005.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Form 8-K announcing commencement of the Solicitation filed on June 23, 2005.

(b)	Not applicable

(c)	Not applicable

(d)(1)	Letter Agreement dated June 16, 2005 between the Company and Banc of America Securities, LLC.

(d)(2)	Letter Agreement dated June 16, 2005 between the Company and Lord Abbett & Co.

(d)(3)	Letter Agreement dated June 16, 2005 between the Company and Sunrise Partners Limited Partnership.

(d)(4)	Letter Agreement dated June 16, 2005 between the Company and Zazove Associates, LLC.

(d)(5)	Letter Agreement dated June 16, 2005 between the Company and TQA Investors, LLC.

(d)(6)	Letter Agreement dated June 20, 2005 between the Company and Calamos Advisors LLC.

(d)(7)	Letter Agreement dated June 16, 2005 between the Company and Plexus Fund Ltd.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Robert C. Griffith

(Signature)

Robert C. Griffith, Chief Financial Officer and Chief Operating Officer

(Name and Title)

June 23, 2005

(Date)

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(i)	Consent Solicitation Statement dated June 23, 2005.

(a)(1)(ii)	Consent Form dated June 23, 2005.

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 23, 2005.

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 23, 2005.

(a)(5)(i)	Form 8-K announcing the commencement of the Solicitation filed on June 23, 2005.

(d)(1)	Letter Agreement dated June 16, 2005 between the Company and Banc of America Securities, LLC.

(d)(2)	Letter Agreement dated June 16, 2005 between the Company and Lord Abbett & Co.

(d)(3)	Letter Agreement dated June 16, 2005 between the Company and Sunrise Partners Limited Partnership.

(d)(4)	Letter Agreement dated June 16, 2005 between the Company and Zazove Associates, LLC.

(d)(5)	Letter Agreement dated June 16, 2005 between the Company and TQA Investors, LLC.

(d)(6)	Letter Agreement dated June 20, 2005 between the Company and Calamos Advisors LLC.

(d)(7)	Letter Agreement dated June 16, 2005 between the Company and Plexus Fund Ltd.